UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-10593

ICONIX BRAND GROUP, INC.

(Exact name of registrant as specified in its charter)

1450 Broadway, 3rd Floor
New York, New York 10018
 (212) 730-0030
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $.001 par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock: One hundred (100).*

*On August 4, 2021, pursuant to an Agreement and Plan of Merger, dated as of June 11, 2021, by and among Iconix Acquisition LLC, a Delaware limited liability company (“Parent”), Iconix Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), and Iconix Brand Group, Inc., a Delaware corporation (the “Company”). At the closing, Purchaser merged with and into the Company (the “Merger”), with the Company surviving the Merger as the surviving corporation and as a wholly owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Iconix Brand Group, Inc. has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ICONIX BRAND GROUP, INC.

Date: August 16, 2021	By:	/s/ John McClain
Name:	John McClain
Title:	Chief Financial Officer